Mail Stop 3561

June 30, 2008

Mr. Sirus Ahmadi
Chief Executive Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

> **Re:** **Conspiracy Entertainment Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32427**

Dear Mr. Ahmadi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations – Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 10

1. The license/development cost of $353,658 and production costs of $4,693,755 presented here appears to be inconsistent with the cost of sales of $6,648,149 presented in the consolidated statement of operations on F-5. Please reconcile.

Liquidity and Capital Resources, page 11

2. It appears from your disclosure that you believe the "current cash on hand and additional cash expected from operations in fiscal 2008 will be sufficient to cover your working capital requirements for the next twelve months." Please tell us how you reached this conclusion considering you have a significant working capital deficit, minimal cash from operations, and a net loss at year end.

Critical Accounting Policies and Significant Management Estimates

Allowance for doubtful accounts, page 13

3. You state you maintain a "general reserve for certain invoices by applying a percentage based on the age category" yet you state the allowance for doubtful accounts has a zero balance in the financial statements. Please disclose the total amount of the general reserve for December 31, 2007 and 2006 and where it is accounted for in the financial statements.

4. In addition to the comment above, the disclosure that as of December 31, 2007 the allowance for doubtful accounts has a zero balance appears to be inconsistent with the disclosure provided on F-3 and F-11 of the audited financial statements which states the allowance for doubtful accounts is $62,500 for the year ended December 31, 2007. Please clarify and advise.

Consolidated Statement of Cash Flows, F-9

5. It appears the balance of $448,090 reported for cash and cash equivalents at December 31, 2007 is inconsistent with the cash and cash equivalent balance presented in the consolidated balance sheet on F-3. Please clarify or advise.

Notes to Consolidated Financial Statements

Note 1 – Nature of Organization, F-10

6. It appears from your disclosure that during 2006 you sold your 51% interest in Conspiracy Entertainment Europe, LTD which was being consolidated by the you. Please provide a detailed discussion of how you accounted for this disposition and cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of paragraphs (41 – 44) of SFAS No. 144.

7. It appears from your disclosure that you received advances during 2007 and 2006 and may received additional advances related to a "Settlement Agreement and

Mutual Release." Please provide a detailed discussion of the specific terms of the settlement agreement, why you have recorded these advances as a minority interest and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please provide us with a courtesy copy of this agreement or tell us when this agreement was filed.

Note 2 – Summary of Significant Accounting Policies

i. Revenue Recognition, F-14

8. We note from your disclosure on page 1 that you develop, publish and market entertainment software, yet it appears from your disclosure that you are recognizing revenue under the "completed contract method" which would appear to represent contract accounting and under SAB 104. Please provide a detailed description of your revenue generating activities and whether your software requires significant production, modification, or customization. Your narrative response should address each indicator of revenue recognition as set forth in SOP 97-2 and SOP 98-9 and explain how you analyzed the consensus in concluding when revenue from your products should be recognized.

9. It appears from your disclosure on page 4 that your software products are sold through channel partners (i.e., distributors). Please provide a detailed discussion of (i) your return policies with the distributor and your accounting treatment thereof, (ii) whether the distributor has price protection, (iii) whether the distributor can return the video games to you for full reimbursement if the games do not sell through to the end-user, (iv) whether the distributor agrees to provide upgrades and (v) the payment terms between you and the distributor.

10. In connection with the comment above, please revise your critical accounting policy to discuss the return rights of these channel partners and how you assess levels of inventory in the distribution channel. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

11. It appears from your disclosure that you accounted for the beneficial conversion feature related to the 15% Secured Convertible Debt issued in March 2007 and July 2007 at the intrinsic value as paid in capital. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, these debentures appear to be convertible into a variable number of shares (at the rate of the lesser of $.02 per share or 70% of an average of the lowest closing bid

prices). Thus, the debt is not conventionally convertible and does not appear to qualify for the scope exception from the provisions of SFAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Please clarify and advise.

12. It appears that the 5% Secured Convertible Debt issued in August 2004, September 2004 and February 2005 included a registration rights agreement. This agreement appears to include a liquidated damages provision if you did not met the "Required Filing Date" or the "Initial Required Effectiveness Date" as defined therein. Please provide the disclosures required by FSP EITF 00-19-2 and disclose the amount of damages accrued in the accompanying financial statements and specify the line items where the damages have been reported. Conversely, if you obtained a waiver from the Investors, please disclose the terms and conditions of the waiver and file any agreements as necessary.

Note 7 – Agreements

13. Please disclose the license fee obligation of $60,000 to Discovery as disclosed in contractual obligations on page 11 and specify where it is recorded in the financial statements.

Employment Agreements, F-22

14. You state that the Chief Financial Officer is "entitled to 10% of the Company's total issued and outstanding common shares as of the date of the agreement." Please disclose the number of shares that have been issued to the CFO and how many shares are still due to the CFO. Please tell us how you computed the related compensation expense and the number of shares issued, as reported in the financial statements. Disclose all relevant and material details of the agreements in the notes to the financial statements.

Note 8- Contingencies, Concentrations, and Uncertainties, F-23

15. Please provide the disclosures required by paragraph (39) of SFAS No. 131.

Note 9 – Capitalized Development Costs and Licenses, F-24

16. It appears from disclosure on page 21 of your 10-QSB for the period ended September 30, 2007 that the amortization expense is $907,643 for nine-months ended. This amount appears to be inconsistent with your disclosure of $558,588 of amortization expense for twelve months ended December 31, 2007. Please clarify or advise.

17. It appears from the disclosure that you recorded an impairment loss of $286,430 related to the capitalized development costs and licenses. Please provide the disclosures required by paragraph (25) and (26) of SFAS No. 144.

Note 10 – New Technical Pronouncements, F-24

18. It appears from your disclosure that the adoption of FIN No. 48 is expected to be immaterial. Please note that you were required to adopt the provisions of FIN 48 beginning in fiscal year 2007; therefore it appears the provisions of this statement should be adopted and the disclosures required by paragraph (20 and 21) should be provided. Please clarify or advise.

Note 11 - Shareholders' Equity

Warrants, F-26

19. Please expand your disclosure here to describe all of the material terms of the warrants, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of each of the warrants issued.

Note 13- Derivative Liability and Restatement of Prior Years

20. We note that you recorded a restatement due to an error in the financial statements as of December 31, 2006. It appears that your recorded a derivative liability to settle the conversions of the outstanding warrants and convertible debt as you had insufficient authorized shares. Please provide a detailed discussion of the instruments that were determined to be incorrectly recorded, the periods in which these instruments were improperly recorded as equity and provide all supporting calculations and assumptions utilized to determine the balance of the derivative liability.

Item 8A(T) Controls and Procedures, page 14

21. It appears from your disclosure on F-13 that you have restated your financial statements. Please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

Exhibits

22. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-B in the following respects:
    - The head note to paragraph 5 does not include your evaluation of internal controls over financial reporting
    - Paragraph 5(a) does not follow the required language as stated in Item 601(31) of Regulation S-B

    Please revise your certifications to address each of the matters noted above.

Other Exchange Act Reports

23. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services